Mail Stop: 3628
                                                            November 9, 2020

Sheli Fitzgerald
Chief Executive Officer and President
AFS Sensub Corp.
101 Convention Center Drive
Suite 850
Las Vegas, Nevada 89109

       Re:        AFS Sensub Corp.
                  Registration Statement on Form SF-3
                  Filed October 16, 2020
                  File No. 333-249515

Dear Ms. Fitzgerald:

       We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Risk Factors

Risks Related to the General Economic Environment, [Coronavirus or other public health emergencies may impact the financial markets and adversely affect the market value of your notes and/or limits your ability to resell you notes.], page 39

   1. We note that you intend to update this risk factor. Please confirm that, at the time of any offering, you will include here or elsewhere in the prospectus a description of the specific risks related to the offer and sale of the securities. Among other things, this may include risks relating to the asset pool, how government measures or other relief efforts may affect obligations of transaction parties and payments to security holders, and any resulting differences between the risks of the underlying pool and those of historical pools.
 Sheli Fitzgerald
AFS Sensub Corp.
November 9, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3850 with any questions.


                                                           Sincerely,

                                                           /s/ Katherine Hsu

                                                           Katherine Hsu
                                                           Office Chief
                                                           Office of Structured
Finance

cc:    John P. Keiserman, Katten Muchin Rosenman LLP
       Trey Brown, GM Financial